Exhibit 99.1

RRSAT SELECTED AS MAJOR DISTRIBUTOR OF MEDIA
COVERAGE FOR U.S. PRESIDENT’S ISRAEL VISIT

Reports and live updates from large press delegation will be distributed to TV channels worldwide and streamed in High Definition (HD) format via satellite and internet

Airport City Business Park, Israel – March 19, 2013 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive digital content management and global distribution services to the television and radio broadcasting industry, announced today that it has been selected as the major global distributor for media coverage of the upcoming trip to Israel of U.S. President Mr. Barack Obama, to broadcasters around the world.

President Obama is scheduled to arrive in Israel on March 20 for a three-day trip, his first to the country since taking office in 2009. He will be accompanied by a large delegation of reporters from around the world who will provide detailed coverage of the trip. As the major distributor of coverage to broadcasters worldwide and the primary source for live updates, RRsat will uplink the content to satellites covering all continents, using its global network that includes its teleports in Israel and the U.S.

RRsat will distribute online video coverage of the President’s visit to enable millions of viewers worldwide to follow the visit via internet and mobile devices. Video streaming service will be provided via RRsat's teleport at Emek Ha'ela, which will gather satellite signals transmitted by the company’s Digital Service News Gathering (DSNG) vehicles for on-the-spot updates of the President’s activities.

In addition, RRsat will distribute live reports from stand-up view positions in RRsat's state-of-the-art studio in the heart of Jerusalem. TV networks will be offered studio services, including editing and recording, and distribution services from the Jerusalem based "Media Press Center".

"RRsat is pleased to be chosen as the primary source for global HD distribution, over both satellite and the internet, of President Obama’s high profile visit to Israel", commented Avi Cohen, RRsat Chief Executive Officer. "The jam-packed, three-day trip gives RRsat an excellent opportunity to demonstrate its cutting edge professional live event services and its outstanding ability to distribute live content around the globe at the highest broadcast quality. We welcome the opportunity to distribute coverage of this historic trip to viewers worldwide."

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, digital content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable digital satellite news gathering services (DSNG) vehicles.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2012 and our Current Reports on Form 6-K.

Company Contact Information: Miki Hakak, Head of Marketing Tel: +972 3 9280808 marketing@RRsat.com	Investor Relations Contacts: Brett Maas, Hayden Tel: +1 646 5367331 Brett@haydenir.com